UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 2, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Acadia Pharmaceuticals, Inc.

File No. 333-113137 and 000-50768- CF#33480

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Acadia Pharmaceuticals, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on February 27, 2004, and Form 10-K filed on March 15, 2006.

Based on representations by Acadia Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.12	S-1	February 27, 2004	through February 28, 2022
10.13	S-1	February 27, 2004	through February 28, 2022
10.15	S-1	February 27, 2004	through February 26, 2019
10.25	10-K	March 15, 2006	through February 28, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary